FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of March 2012

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas (ISIN : 0000120164 – NYSE : CGV)

Stéphane-Paul Frydman and Pascal Rouiller

appointed Senior Executive Vice-President

Paris, March 1st 2012,

Following Jean-Georges Malcor, CGGVeritas’ CEO, proposal, the Board of directors appointed Stéphane-Paul Frydman and Pascal Rouiller as CGGVeritas Senior Executive Vice-President.

Stéphane-Paul Frydman will assist to the CEO and head Strategy, Legal and Investor Relations departments. He will also continue his existing responsibilities as Executive Vice-President Finance.

Pascal Rouiller will assist to the CEO and head Risk management, HSE and Sustainable development. He will also keep his existing responsibilities as Executive Vice-President Equipment (Sercel).

Stéphane-Paul Frydman began his career working for the French ministry of industry and for the French ministry of Finances from 1992 to 1997, then as industrial advisor to the French minister of the economy & finances from 1997 to 2000. In 2000, He joined Butler Capital Partners, a private equity firm as an investor officer.

In 2002, Stephane-Paul joined CGG as Vice President in charge of corporate financial affairs. In 2005, he became group controller and treasurer before being appointed as Chief Financial Officer in 2007 for the Group CGGVeritas. Stephane-Paul Frydman is a member of the CGGVeritas Executive Committee.

Pascal Rouiller Joined CGG in 1979 as field engineer. In 1981, he became supervisor for land operations in Indonesia and Singapore. In 1985, he was appointed Senior Vice President for Land operations in Asia Pacific and, from 1992 to 1995, Vice President for CGG’s Asia-Pacific region. In 1995, Pascal Rouiller is appointed marketing and sales Senior Vice President of Sercel (CGG’s equipment division, world leader). He served as Chief Operating Officer of the Sercel Group between 1996 and 2005. Pascal Rouiller is CEO of Sercel since 2005 and a member of the CGGVeritas Executive Committee.

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.

CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts:

Paris:	Houston:

Christophe Barnini	Hovey Cox
Tel: +33-16-447-3811	Tel: +1-832-351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 1st, 2012	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP Finance & Strategy